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                                                                  Exhibit (b)(1)


                      MARATHON FUND LIMITED PARTNERSHIP IV
                       C/O GOLDNER HAWN JOHNSON & MORRISON
                             5250 WELLS FARGO CENTER
                             90 SOUTH SEVENTH STREET
                              MINNEAPOLIS, MN 55402

                                  June 25, 2003

Michael Sweeney
President
Wright Holdings, Inc.
c/o Goldner Hawn Johnson & Morrison
5250 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN  55402

Re:  Wright Holdings, Inc. ("Wright Holdings")

Dear Mike:


      We are pleased to confirm that Marathon Fund Limited Partnership IV, an investment affiliate of Goldner Hawn Johnson & Morrison Incorporated with $200 million under management ("Marathon"), commits to provide up to $27,000,000 of its $40 million of presently uncommitted funds in the form of junior capital (i.e., a combination of subordinated debt and equity) to Wright Holdings. The proceeds of such financing would be used by Marathon to fund its investment in Wright Holdings which would acquire by merger (the "Acquisition") The Elder-Beerman Stores Corporation ("Elder-Beerman Co.") pursuant to the Agreement and Plan of Merger, dated June 25, 2003.

      The closing of the financing contemplated hereby would be subject to a number of conditions, including but not limited to the following:

1. Closing of the Acquisition substantially in accordance with the terms of the Merger Agreement.

2. Availability of senior debt financing on terms and conditions satisfactory to Marathon. Please note that the terms and conditions of such financing as outlined in the commitment letter to you from Fleet Retail Finance Inc. and Back Bay Capital Funding LLC, dated June 24, 2003, are satisfactory to Marathon.

3. Absence of any material adverse change in Elder-Beerman Co.'s business or financial condition and any material litigation related to Elder-Beerman Co., the proposed financing or the Acquisition.

      You further agree to keep this letter and its contents confidential and, without the prior written consent of Marathon, you agree not to disclose to any person the terms, conditions or other contents of this letter or subsequent negotiations between the parties hereto other than to Elder-Beerman Co. and your and their respective employees, officers, directors, accountants,
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attorneys and other advisors, in each case in connection with the transactions contemplated hereby and subject to agreement to the confidentiality provisions hereof. We hereby consent to the use of our name in a press release to be issued by Elder-Beerman Co. upon the announcement of the Acquisition, and to a description of this commitment letter in a proxy statement to be filed by Elder-Beerman Co. with the Securities and Exchange Commission in connection with the Acquisition, in each case, provided that we and our counsel are satisfied with the language in such documents with respect to the use of our name and description of this letter.

      If the foregoing is acceptable to you, kindly sign this letter where indicated below and return it to us.

      We look forward to working with you towards a successful completion of the Acquisition.



                                       Sincerely,



                                       MARATHON FUND LIMITED
                                       PARTNERSHIP IV



                                       By:  MILTIADES LLC,
                                            its General Partner



                                       By: /s/ Van Zandt Hawn
                                          _____________________________
                                       Title:  Authorized Member


Accepted and Agreed this 25th day of June, 2003:

WRIGHT HOLDINGS, INC.


By: /s/ Michael T. Sweeney
   __________________________
Title:  President


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